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10030469

8/31/10

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 (MM/DD/YY) AND ENDING 06/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th Street, Suite 200
(No. and Street)

Overland Park	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen M. Quint (913) 498-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/31/10

OATH OR AFFIRMATION

I, Eileen M. Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR Financial Services, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA D. TALAMANTEZ
Notary Public - State of Kansas
My Appt. Expires 8-30-11

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document

VSR FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2010 AND 2009
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE


MHK
MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
VSR Financial Services, Inc.

We have audited the accompanying statements of financial condition of

VSR FINANCIAL SERVICES, INC.

as of June 30, 2010 and 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VSR Financial Services, Inc., as of June 30, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the statements of financial condition. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the statements of financial condition, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statements of financial condition.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 16, 2010

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2010 AND 2009

	2010	2009
ASSETS		
Cash	$ 1,168,917	$ 1,736,025
Restricted Cash for Customer Refunds	27,905	28,024
Receivable from Brokers and Dealers	3,131,721	3,671,564
Marketable Securities, at fair value	978,202	912,652
Securities Not Readily Marketable, at fair value	337,643	338,643
Prepaid Income Taxes	141,794	136,602
TOTAL ASSETS	$ 5,786,182	$ 6,823,510
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$ 2,468,428	$ 3,021,713
Accounts Payable	223,121	226,850
Accrued Customer Refunds	28,094	28,094
TOTAL LIABILITIES	2,719,643	3,276,657
STOCKHOLDER'S EQUITY		
Paid in Capital		
Common stock, par value $.001, authorized 10,000,000 shares, 1,309,110 shares issued, 798,510 shares outstanding (excluding treasury stock below)	1,309	1,309
Additional Paid in Capital	602,881	602,881
	604,190	604,190
Retained Earnings	3,612,337	4,092,651
	4,216,527	4,696,841
Less: Treasury Stock, at cost, 510,600 shares	(1,149,988)	(1,149,988)
TOTAL STOCKHOLDER'S EQUITY	3,066,539	3,546,853
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,786,182	$ 6,823,510

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

VSR Financial Services, Inc. ["Financial" and "Company"] is a fully-disclosed, full-service securities broker/dealer and investment advisory services firm founded in 1985. Financial operates through its network of approximately 270 independent representatives and registered advisory agents in 39 states who serve approximately 60,000 clients throughout North America. It is licensed in all 50 states of the USA, and is a member in good standing of the Financial Industry Regulatory Authority [FINRA]. All general securities accounts are insured by the Securities Investor Protection Corporation [SIPC].

Financial is a wholly-owned subsidiary of VSR Group, Inc. ["Group"]; the accounts of Group are not presented or otherwise included in these financial statements. Financial files consolidated corporation income tax returns with Group.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue and Expense Recognition

Revenue and expenses in connection with securities transactions are recorded on a trade-date basis. Advisory fee income is recognized upon completion of services rendered; since the Company does not extend credit to its advisory service clients, payment is received at the time of completion in most cases. Asset management fee income is recognized on the accrual basis in the period when earned.

Cash

Cash consists of demand deposit checking accounts and cash on hand, specifically excluding bank certificates of deposit with original maturities in excess of 90 days, and also excluding restricted cash that has been segregated into a special reserve bank account for the benefit of the Company's customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission. From time to time, the Company maintains cash balances with financial institutions in excess of the Federal Depositor Insurance Corporation (FDIC) limit. The Company has suffered no loss as a result of this risk.

Marketable Securities

Marketable securities investments consist of bank certificates of deposit with original maturities of 12 months that are classified as debt securities held to maturity, and also preferred stocks, common stocks, options and mutual funds which are classified as equity securities available-for-sale. All marketable securities are carried at fair value; for debt securities, fair value approximates cost.

Securities Not Readily Marketable

Securities not readily marketable consist of limited interests in limited partnerships and stock warrants, and are stated at fair value equal to cost that does not exceed estimated net realizable value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Reclassification

Certain prior year amounts related to interest income from the clearing firm and investment income have been reclassified in order to comply with current year's presentation.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at June 30, 2010 and 2009 are summarized as follows:

	2010	2009
Net Capital	$2,147,519	$2,558,548
Aggregate Indebtedness	2,719,643	3,276,657
Minimum Net Capital Required (as computed)	181,310	218,443
Minimum Dollar Net Capital Required	250,000	250,000
Net Capital Requirement	250,000	250,000
Excess Net Capital at 1500%	1,897,519	2,308,548
Net Capital Less 120% of Requirement	1,875,555	2,230,882
Net Capital Ratio	1.27 to 1	1.28 to 1

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(ii) of Rule 15c3-3. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.

NOTE C - RECEIVABLE FROM BROKERS AND DEALERS

As of June 30, 2010 and 2009, receivable from brokers and dealers is summarized as follows:

	2010	2009
First Clearing Corporation	$ 888,793	$ 808,785
Other brokers and dealers	2,242,928	2,862,779
	$ 3,131,721	$ 3,671,564

NOTE D - MARKETABLE SECURITIES

Effective July 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As required by SFAS No. 157, at June 30, 2010 and 2009, marketable securities were classified as follows, based on fair values

	Fair Value	
	2010	2009
Level 1	$ 462,894	$ 408,996
Level 2	515,308	503,656
Total portfolio investments	$ 978,202	$ 912,652

As of June 30, 2010 and 2009 marketable securities consisted of the following:

	June 30, 2010			
	Fair Market Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost
Equity Securities Available for Sale				
Common stocks and options	$ 57,569	$ -	$ (8,349)	65,917
Preferred stock	82,998	2,400	(7,097)	87,695
Mutual funds	322,327	25,105	(16,236)	313,458
Total Equity Securities Available for Sale	462,894	27,505	(31,682)	467,070
Debt Securities Held to Maturity				
Certificates of deposit	515,308	-	-	515,308
TOTAL MARKETABLE SECURITIES	$ 978,202	$ 27,505	$ (31,682)	$ 982,378

NOTE D - MARKETABLE SECURITIES - continued

	June 30, 2009			
	Fair Market Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost
Equity Securities Available for Sale				
Common stocks and options	$ 57,931	$ -	$ (7,986)	$ 65,917
Preferred stock	67,734	-	(19,961)	87,695
Mutual funds	283,331	15,138	(35,851)	304,044
Total Equity Securities Available for Sale	408,996	15,138	(63,798)	457,656
Debt Securities Held to Maturity				
Certificates of deposit	503,656	-	-	503,656
TOTAL MARKETABLE SECURITIES	$ 912,652	$ 15,138	$ (63,798)	$ 961,312

The following is a summary of net investment loss for the years ended June 30, 2010 and 2009:

	2010	2009
Interest and dividend income	$ 31,206	$ 35,920
Realized gains (losses)	480	(31,874)
Unrealized gains (losses)	49,489	(15,993)
	81,175	(11,947)
Less: investment management fees	(434)	(404)
Net investment gain (loss)	$ 80,741	$ (12,351)

NOTE E - OPERATING LEASES

The Company leases office space and office equipment under the terms of month-to-month operating leases with related parties disclosed in Note F. Following is a summary of rental expense under all operating leases:

	2010	2009
Related party (see Note F)	$ 301,365	$ 306,717
Other	7,920	11,963
	$ 309,285	$ 318,680

NOTE F - RELATED PARTY TRANSACTIONS

The Company leases office space, as disclosed in Note E, from its parent company, VSR Group Inc. The Company also leases office equipment and purchases consulting services from VSR Group, Inc. Following is a summary of transactions and balances with related parties (other than operating leases) for the fiscal years ended June 30, 2010 and 2009.

	2010	2009
Consulting fees & equipment leases	$ 590,000	$ 650,000

NOTE G - INCOME TAXES

For the years ended June 30, 2010 and 2009, income taxes paid were $1,319,000 and $412,067, respectively.

NOTE H - CONTINGENCIES

In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to sales of securities by representatives of the Company. As of June 30, 2010 and 2009, the Company was party to several such claims; management holds that its positions in each of these matters is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. At this time it is not possible to predict the extent of the Company's liability, if any.

The Company was named as a party to a FINRA arbitration that was resolved in 2009 without harm to the Company beyond the $1 million coverage available under the Company's Errors & Omissions Insurance (E&O) policy; the Company's Directors & Officers Insurance (D&O) Carrier has denied coverage due to an exclusion in the policy. The arbitration related to actions taken by a former VSR representative that occurred prior to the time when the former representative was associated with the Company. The settlement provides that all parties to the claim are dismissed except for two Company officers, and the parties agreed that no efforts whatsoever may be undertaken by any plaintiff or their counsels against the two Company officers; said officers further assigned to the plaintiffs any claim the Company may have against the D&O insurance carrier (for wrongfully denying coverage) in connection with a $10.29 million stipulated award that was effectively rendered null and void as it relates specifically to the Company's exposure to potential financial loss. Accordingly, no expense or liability has been accrued in the accompanying financial statements in connection with this matter.

NOTE I - DEFINED CONTRIBUTION RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) retirement plan covering all employees age 21 with 1 year of service. Company contributions are discretionary; current policy provides for Company matching contributions equal to 100% of the amount of employee contributions, limited to a total of 3.0% of each participant's compensation. The amounts of retirement contributions expense were $86,009 and $265,273 for fiscal years ended June 30, 2010 and 2009, respectively.

SUPPLEMENTARY INFORMATION

VSR FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2010 AND 2009

	2010	2009
NET CAPITAL		
Total Stockholder's Equity	$ 3,066,539	$ 3,546,853
Deductions and/or charges:		
A. Nonallowable assets		
Securities not readily marketable	337,643	338,643
Commissions and other receivables	312,200	383,352
Prepaid income taxes	141,844	136,652
Other deductions and charges	47,076	48,378
	838,763	907,025
Net Capital Before Haircuts on Securities Positions	2,227,776	2,639,828
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Certificates of deposit and preferred stock	80,257	81,280
Net Capital	$ 2,147,519	$ 2,558,548
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Commissions Payable	$ 2,468,428	$ 3,021,713
Accounts Payable	251,215	254,944
Total Aggregate Indebtedness	$ 2,719,643	$ 3,276,657
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital	$ 1,897,519	$ 2,308,548
Net Capital Less 120% of Requirement	$ 1,875,555	$ 2,230,882
Ratio: Aggregate Indebtedness to Net Capital	1.27 to 1	1.28 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2010 and 2009)		
Net Capital, as reported in Company's unaudited FOCUS report	$ 2,147,519	$ 2,558,548
Net Capital, as computed above	$ 2,147,519	$ 2,558,548

VSR FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended June 30, 2010 and 2009.

VSR FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of June 30, 2010 and 2009.

MHK Miller Haviland Ketter PC, PA
Certified Public Accountants

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
VSR Financial Services, Inc.

In planning and performing our audits of the financial statements of VSR Financial Services, Inc., as of and for the years ended June 30, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by VSR Financial Services, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 16, 2010



Miller Haviland Ketter PC, PA
Certified Public Accountants

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT ACCOUNTANTS' REPORT ON AGREED-UPON PROCEDURES

Board of Directors

VSR Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Fiscal Year Ended June 30, 2010, which were agreed to by VSR Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating VSR Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). VSR Financial Services, Inc.'s management is responsible for VSR Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entry noting no differences;

2. Compared the amounts reported on the audited FOCUS for the two quarters ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the six months ended June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas

August 16, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH, D.C.
189
SECTION

VSR FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2010 AND 2009
WITH INDEPENDENT AUDITORS' REPORT